SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the plan year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 1-4694

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Moore Wallace North America, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RR Donnelley

111 South Wacker Drive

Chicago, IL 60606-4301

REQUIRED INFORMATION

Attached hereto are the Moore Wallace North America, Inc. Savings Plan audited financial statements for the fiscal year ended December 31, 2006 and 2005, and supplemental schedule (assets held at end of year) for the fiscal year ended December 31, 2006. All other schedules required by the Deport of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Moore Wallace North America, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Moore Wallace North America, Inc. Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Washington, Pittman & McKeever, LLC

Chicago, Illinois

June 26, 2007

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

(EMPLOYER IDENTIFICATION NUMBER 16-0331690, PLAN NUMBER 014)

	2006	2005
ASSETS
Investments, at fair value:
Plan interest in Donnelley Deferred Compensation and Voluntary Savings Plan Master Trust	$918,744,488	$—
Mutual funds	—	561,542,967
Common collective trust fund	—	280,056,437
RR Donnelley Common Stock Fund	—	65,040,972
Self-Directed Brokerage Accounts	—	11,208,983
Participant loans	17,155,174	19,102,910

Total investments	935,899,662	936,952,269
Cash	—	1,181,811
Receivables:
Employer contributions	—	6,728,102
Participant contributions	—	128,273
Due from broker on securities sold	—	110,183

Total receivables	—	6,966,558

Total Assets	935,899,662	945,100,638
LIABILITIES
Due to broker for securities purchased	—	1,291,994

NET ASSETS AVAILABLE FOR BENEFITS	$935,899,662	$943,808,644

The accompanying notes are an integral part of these financial statements.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(EMPLOYER IDENTIFICATION NUMBER 16-0331690, PLAN NUMBER 014)

	2006	2005
ADDITIONS
Investment Income:
Interest and dividend income	$5,983,449	$19,482,555
Interest income on participant loans	1,119,292	948,797
Net appreciation in fair value of investments	59,927,736	25,034,255
Plan interest in Donnelley Deferred Compensation and Voluntary Savings Plan Master Trust	30,075,887	—

Total investment income	97,107,364	45,465,607

Contributions—
Employer contributions	13,554,398	13,787,218
Participant contributions	38,226,217	40,900,821
Rollover contributions	1,485,264	1,160,299

Total contributions	53,265,879	55,848,338

Total additions	150,372,243	101,313,945

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	157,782,799	82,605,126
Administrative fees	498,426	245,817

Total deductions	158,281,225	82,850,943

NET (DECREASE) INCREASE	(7,908,982)	18,463,002
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	943,808,644	925,345,642

END OF YEAR	$935,899,662	$943,808,644

The accompanying notes are an integral part of these financial statements.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE 1 – DESCRIPTION OF PLAN

The following brief description of the Moore Wallace North America, Inc. Savings Plan (the “Plan”) provides only general information. For more complete information, participants should refer to the Plan document.

General

The Plan is a defined contribution plan covering substantially all employees of Moore Wallace North America, Inc. (the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by a committee appointed per the terms of the Plan.

Effective December 31, 2003, the Plan sponsor approved the merger of the following plans into a new plan established effective January 1, 2004: the Moore North America, Inc. Savings Plan, the Wallace Commercial Print 401(k) Retirement Plan, and the Wallace Computer Services, Inc. Profit Sharing and Retirement Plan. The new plan is named Moore Wallace North America, Inc. Savings Plan (Plan 014).

Effective February 27, 2004, a merger of Moore Wallace Incorporated and RR Donnelley & Sons Company was approved. The name of the surviving company is RR Donnelley. Under the terms of the agreement, all outstanding shares of Moore Wallace common stock were exchanged for shares of RR Donnelley common stock based on a fixed exchange ratio of 0.63 RR Donnelley shares for each Moore Wallace share.

Effective July 1, 2004, the Plan sponsor approved the merger of the Nielsen Company Profit Sharing Retirement and 401(k) Plan with and into the Moore Wallace North America, Inc. Savings Plan. Beginning July 1, 2004, SEI Investments Management Corporation and affiliated subsidiary became the record-keeper and trustee for the Plan.

Effective November 1, 2006, The 401(k) Company became the record keeper for the plan, and Nationwide Trust Company became the trustee for the Plan.

Eligibility

All employees are eligible to become a Plan member (“participant”), unless they are part of a bargaining unit that does not participate in the Plan. There is currently no service or age requirement(s) for participation in the Plan. Employees became eligible to participate in the Plan on the first day of employment with the Company.

Contributions and Benefits

Participants of the Plan are entitled to make tax deferred contributions to the Plan equal to a full percentage between 1% and 85% of the participant’s annual compensation subject to Internal Revenue Code limitations. Except as noted below, the Company makes basic employer matching contributions in an amount equal to 50% of a participant’s tax deferred contributions up to a maximum of 6% of the participant’s annual compensation after the participant completes one year of eligible service.

NOTE 1 - DESCRIPTION OF PLAN (continued)

Contributions and Benefits (continued))

Beginning January 1, 2005 the Company’s matching contribution was changed to 25% of a participant’s tax deferred contributions up to a maximum of 6% of the participant’s annual compensation. The one-year of eligible service requirement no longer applies. A discretionary match of up to $1.00 for each $1.00 contributed up to 6% of compensation was also added, based on Company performance. For the plan year 2006, the discretionary match was $.25, which combined with the basic match of $.25 resulted in a total 401(k) match of $.50.

Except as noted below, a participant who is a member of any of the following groups of participants shall receive a matching contribution equal to 75% of such participant’s deferred compensation, but only salary reductions up to 6% of payroll period compensation shall be considered:

(1)	Participants who, as of June 30, 1997, were age 65 or older;

(2)	Participants who, as of June 30, 1997, were age 50 or older and had completed 10 or more Years of Service; or

(3)	Participants who, as of June 30, 1997 were age 45 or older and had completed 20 or more Years of Service, and who were employed by Moore North America, Inc. (formerly known as “Moore U.S.A., Inc.”) on December 31, 1997.

Effective January 1, 2005, this group of participants will no longer receive the match at 75% of deferred compensation, but will be subject to the new match equal to 25% of deferred compensation up to 6%.

The Company makes basic employer matching contributions for participants of the Peak Division in an amount equal to 50% of a participant’s tax deferred contributions up to a maximum of 6% (effective January 1, 2004, up from 5%) of the participant’s annual compensation after the participant completes six months of eligible service. Effective January 1, 2005 the six-month service requirement for Peak Division participants is no longer required. Beginning January 1, 2005 the Company’s matching contribution was changed to 25% of a participant’s tax deferred contributions up to a maximum of 6% of the participant’s annual compensation. Effective 12/22/05, the Peak Division was sold.

Participants may also contribute amounts distributed from other qualified defined benefit or defined contribution plans.

Participants of the Plan can change investment and contribution allocations on a daily basis. Employer matching contributions are invested according to the contribution allocation of a participant’s contributions.

Vesting

Participants, except as noted below, are immediately vested in the value of their accounts, including employer match and the earnings thereon.

Forfeitures

Forfeitures are applied to reduce future employer contributions.

NOTE 1 - DESCRIPTION OF PLAN (continued)

Benefit Payments And Withdrawals

The value of a participant’s account may be distributed on termination of employment or, under certain circumstances, on the participant’s subsequent retirement, disability, death or attainment of age 59-1/2. Payment will be made in a lump-sum cash amount as soon as practical after the valuation date. Effective January 1, 2005, all distributions of to participants with shares of RR Donnelley common stock will be made in cash.

Participant Loans

Participants may borrow up to the lesser of (i) 50% of the vested value of their account, or (ii) $50,000. The maximum loan amount may be reduced in certain circumstances. Participants may have two loans outstanding and such loans shall be for a term of no more than five years with a fixed interest rate as determined by the Plan. Effective January 1, 2005, the maximum term for new loans will be 52 months. Effective November 1, 2006, the Plan will allow only one outstanding loan. Existing loans will be grandfathered. The loans are secured by the balance in the participants’ accounts and bear interest at a rate equal to 1% over the prime rate, as published in the Wall Street Journal. The interest rate for the loans during 2006 ranged from a low of 4.00% to a high of 9.25%.

Investment Options

Employee contributions, rollover contributions and employer matching contributions made to the Plan are invested as directed by the Plan participants in any or all of the investment fund options. Participants may invest 100% of their account balance in any investment fund. Effective January 1, 2005, employees are allowed to invest a maximum of 20% of their account in the RR Donnelley Stock Fund. Prior to November 1, 2006, the fund options consisted of the following: SEI Diversified Conservative Fund, SEI Diversified Conservative Income Fund, SEI Diversified Global Growth Fund, SEI Diversified Global Moderate Growth Fund, SEI Diversified Global Stock Fund, SEI Diversified Moderate Growth Fund, SEI Stable Asset Fund, SEI Core Fixed Income Fund, SEI Large Cap Value Fund, SEI S&P 500 Index Fund, SEI Large Cap Growth Fund, SEI Small Cap Growth Fund, SEI Small Cap Value Fund, SEI International Equity Fund, RR Donnelley Stock Fund, and Self-directed Brokerage Account.

Effective November 1, 2006, the investment options provided under the Plan as follows:

Auto-Adjusting Retirement Models (ARMs): are diversified portfolios comprised of the core investment options available in the Plan. The ARMs are designed to offer a simple, life-long investment solution. They are not funds, but are professionally designed investment strategies that use the core investment options within the Plan.

Stable Value Fund—the primary objective of the Stable Value Fund is safety of principal while maintaining appropriate liquidity.

Fixed Income Index Fund—this fund seeks to match the return of the Lehman Brothers Aggregate Bond Index.

Fixed Income Core Plus Fund – this fund seeks maximum total return, investing for both current income (bond coupons and dividends) and capital appreciation (bond price movements), consistent with preservation of capital and prudent investment management.

NOTE 1 - DESCRIPTION OF PLAN (continued)

Investment Options (Continued)

Large Cap Core Index Fund —this fund seeks investment results that parallel the performance of the unmanaged Standard & Poor’s 500 Index.

Large Cap Value Fund – this fund seeks to provide long-term returns in excess of the Russell 1000 Value Index.

Large Cap Growth Fund – this fund seeks to provide long-term returns in excess of the Russell 1000 Growth Index while incurring market like risk.

Small Cap Core Index Fund – the primary objective is to match the risk and return characteristics of the Russell 2000 Index.

Small Cap Value Fund – this fund seeks capital appreciation by investing primarily in small companies with market capitalization of less than $1billion, which leads to increased volatility. The fund managers target stock of companies that appear undervalued in terms of price-earnings ratios, price-to-book ratios or other such measures.

Small-Mid Cap Growth Fund—the objective of this fund is long-term capital appreciation by owning small and mid capitalization companies with above-average earnings growth potential that are available at reasonable valuations.

International Core Index Fund—the fund’s objective is to approximate the risk and return characteristics of the Morgan.

International Equity Core Plus Fund—the objective of this fund is to outperform the MSCI EAFE Index through a core investment style that has risk characteristics similar to that of the benchmark.

RR Donnelley Stock Fund: consists primarily of RR Donnelley common stock.

Self-Directed Brokerage Account: participants can direct some of all of their accounts under the Plan into other mutual funds, stocks, or bonds.

Administrative Expenses

Trustee and investment management fees, record-keeper fees and other administrative expenses of the Plan are borne by the Plan.

Provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA)

The management believes that the Plan is currently designed to be in compliance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Such provisions include: limitations on contributions, increase in the compensation limits, modification of top-heavy rules, direct rollovers of plan distributions, rollovers from other plans, repeal of multiple use test, catch-up contributions, suspension period following hardship withdrawal of after-tax employee contributions, and distribution upon severance from employment.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accounts of the Plan are maintained on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments held in the master trust are stated at fair value. Stocks are valued at their quoted market prices; assets held in fixed income securities are stated at fair valued as determined by the trustee. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in RR Donnelley common stock are valued at the closing sales price as reported on New York Stock Exchange. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The realized and unrealized gains or losses on investments are determined based on revalued cost. Revalued cost is the fair value of investments at the beginning of the year or the average cost of investments if purchased in the current year.

Plan Distributions

Benefits payments are recorded upon distribution. The Trustee uses a distribution account to make all benefit payments. Amounts are transferred from the investment funds to this account as directed by the Plan administrator.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefit and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds, Company stock, short term investments and collective investment funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

NOTE 3 – INVESTMENTS

The fair value of investments that represent 5% or more of the Plan’s net assets available for Plan benefits at December 31, 2005 are as follows:

2005
SEI Asset Allocation FDS S&P 500 Index Portfolio Fund	$47,333,269
SEI Inst TR Large Cap Value Fund	91,623,794
SEI Inst TR Large Cap Growth Fund	82,922,120
SEI Inst TR Small Cap Growth Fund	65,550,023
SEI Asset Allocation FDS- Diversified Moderate Growth Fund	146,612,122
SEI Stable Asset Fund	248,660,843
RR Donnelley Common Stock Fund	65,040,972

During 2006 and 2005, the Plan’s investments, including investments bought or sold, as well as held, during the year, appreciated in value by $59,927,736 and $25,034,255, respectively, as follows:

	2006	2005
Mutual funds	$50,180,264	$14,028,334
Common collective trust fund	9,531,428	11,382,762
RR Donnelley common stock	216,303	(381,720)
Self-Directed Brokerage Accounts	(259)	4,879

	$59,927,736	$25,034,255

NOTE 4 – INVESTMENT IN DCVSP MASTER TRUST

Effective November 1, 2006, assets of the Plan and the Moore Wallace North America, Inc Savings Plan are held in the Donnelley Deferred Compensation and Voluntary Savings Plan Master Trust (“Master Trust”). Each plan has an undivided interest in the Master Trust. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. The assets of the Master Trust are held by Nationwide Trust Company (“Trustee”).

At December 31, 2006, the Plan’s interest in the net assets of the Master Trust was approximately 50.8%. Interest and dividends along with net appreciation (depreciation) in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios.

NOTE 4 – INVESTMENT IN DCVSP MASTER TRUST (Continued)

The following table presents the assets held by the Master Trust at December 31, 2006:

2006
Investments at fair value:
Mutual funds	$1,141,382,456
Short-term and collective investment funds	543,854,778
RR Donnelley Company common stock	83,353,521
Self-directed brokerage accounts	22,536,860

1,791,127,615

Cash	3,972,360
Contributions and other receivables	17,878,744

Total Assets	1,812,978,719

Accrued Expenses and other liabilities	5,235,035

Net Assets	$1,807,743,684

Investment income of the Master Trust for the two months November 1, 2006 to December 31, 2006 is summarized as follows:

2006
Net appreciation in fair value of investments:
Common collective trust	$3,496,273
Mutual funds	55,577,369
Interest and dividends	429,000

$59,502,642

NOTE 5 – GUARANTEED INVESTMENT CONTRACT (GIC)

For the year ended December 31, 2006, the Plan has adopted the provisions of FASB Staff Position numbers AAG Inv-1 and SOP 94-4-1 (“FSP”) for the investment held in the Galliard Stable Value Fund, a collective investment fund. The FSP affirms contract value accounting for fully benefit-responsive investment contracts and also requires new financial statement standards – (i) fair value disclosure, and (ii) enhanced footnote disclosures, as discussed below.

The fund primarily invests in traditional GICs and security-backed contracts issued by insurance companies and other financial institutions. Traditional GICs are backed by the general account of the contract issuer. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. Interest is accrued on either a simple or fully compounded basis, and is paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest).

A security-backed contract is an investment contract issued by an insurance company or other financial institutions, backed by a portfolio of bonds that are owned by the fund. Security-backed contracts are considered either “targeted benchmark” (underlying investments are managed to a specific benchmark) or “targeted duration” (underlying investments are managed to a specific duration. The portfolio underlying the contract is maintained separately from the contract issue’s general assets, usually by a third party custodian.

NOTE 5 – GUARANTEED INVESTMENT CONTRACT (GIC) (Continued)

The interest crediting rate of a security-backed contract is based on the contract value and the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustment to the future interest crediting rate, rather than reflected immediately in the net assets of the fund. The issuer guarantees that all qualified participant withdrawals will be at contract value.

Risk arises when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through Galliard’s credit analysis. The fund requires that each investment contract, and subsequently the issuers of each contract, have at least an “A” rating as of the contract effective date, and that all underlying portfolio assets be rated investment grade at the time of purchase.

The primary variables impacting the future crediting rates of security-backed contracts include:

•	the current yield of the assets underlying the contract

•	the duration of the assets underlying the contract

•	the existing difference between the fair value and contract value of the assets within the contract

The GICs provide a fixed-rate of interest over the term to maturity of the contract, and therefore do no experience fluctuating crediting rates.

The yield earned by the fund at December 31, 2006 was 5.24%. This represents the annualized earnings of all investments in the fund, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the fund at December 31, 2006.

The yield earned by the fund with an adjustment to reflect the actual interest rate credited to participants in the fund at December 31, 2006 was 4.96%. This represents the annualized earnings credited to participants in the fund divided by the fair value of all investments in the fund at December 31, 2006

The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis. GIC crediting rates are not reset. Security-backed contracts cannot credit an interest rate that is less than 0%.

The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continue to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time that the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher that the then-current market rates.

Generally, there are not any events that could limit the ability of the Plan to execute transactions at contract value; also, there are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value.

NOTE 6 – RELATED PARTY TRANSACTIONS

At December 31, 2006, the Master Trust held 3,655,233 units of common shares of RR Donnelley, the Plan sponsor, with an original cost of $36,557,844 and a market value of $38,509,635. Also, included in Plan assets at December 31, 2005 were 6,000,754 units of RR Donnelley common stock, with an original cost of $60,168,337 and a market value of $65,040,972.

SEI Investments Management Corporation and an affiliated subsidiary were the record-keeper and trustee for the Plan until October 31, 2006. The 401(k) Company administers the Plan and Bank of New York is the custodian as of November 1, 2006. These transactions qualify as party-in-interest transactions. However, they are exempt from the prohibited transactions rules of ERISA.

NOTE 7 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the rights of the participants in their account balances will become non-forfeitable.

NOTE 8 – INCOME TAX STATUS

The Plan has not obtained a determination letter from the Internal Revenue Service since the Plan was restated effective January 1, 2005. A letter of request for determination was filed on December 28, 2006. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

SCHEDULE H – ITEM 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

EMPLOYER IDENTIFICATION NUMBER: 16-0331690, PLAN NUMBER: 014

SHARES/UNITS	DESCRIPTION OF INVESTMENT	COST	CURRENT VALUE
	Participant Loans-Interest rates range from 4% - 9.25%	—	$17,155,174

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

By:	RR Donnelley Benefits Committee

/s/ Heidi Marnoch
Name:	Heidi Marnoch
Title:	SVP, Compensation & Benefits
Date:	June 27, 2007

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

December 31, 2006

Index to Exhibits

EXHIBIT NUMBER
23	Washington, Pittman & McKeever, LLC Consent of Independent Registered Public Accounting Firm